AB 3/28

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[redacted]

12012905

)MMISSION

Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 45671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Diversified Investors Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Mamaroneck Avenue
(No. and Street)

Harrison	NY	10528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Enna M. Calvi (914) 627-3649
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000	Des Moines	Iowa	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/21

Oath or Affirmation

I, Enna M. Calvi, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Diversified Investors Securities Corp. as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Enna M. Calvi
Financial Principal

Notary Public

NOTARY PUBLIC
STATE OF NEW YORK
DAVID R. FEIBUSCH
MY APPOINTMENT EXPIRES 02/23/2014
Reg # 01FE6003084

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

DIVERSIFIED INVESTORS SECURITIES CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
Years Ended December 31, 2011 and 2010

Contents

Ernst & Young

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Diversified Investors Securities Corp.

We have audited the accompanying statements of financial condition of Diversified Investors Securities Corp. (the Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Investors Securities Corp. at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 24, 2012

DIVERSIFIED INVESTORS SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION

(dollars in thousands, except for share data)	December 31, 2011	December 31, 2010
Assets		
Cash	**$ 3,374**	$ 3,074
Commissions and concessions receivable	**14,348**	10,434
Commission and concessions receivable from affiliate	**821**	991
Recoverable from parent under tax allocation agreement	**-**	14
Prepaid expenses and other assets	**278**	273
Deferred tax asset, net	**15**	-
Total assets	**$ 18,836**	$ 14,786
Liabilities and stockholder's equity		
Liabilities		
Marketing and distribution expenses payable	**$ 4,052**	$ 501
Due to affiliates, net	**10,863**	10,918
Other liabilities	**25**	32
Payable to parent under tax allocation agreement	**28**	-
Deferred tax liability, net	**-**	1
Total liabilities	**14,968**	11,452
Stockholder's equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	**1**	1
Additional paid-in capital	**7,394**	6,794
Retained deficit	**(3,527)**	(3,461)
Total stockholder's equity	**3,868**	3,334
Total liabilities and stockholder's equity	**$ 18,836**	$ 14,786

See accompanying notes.

DIVERSIFIED INVESTORS SECURITIES CORP.
STATEMENTS OF OPERATIONS

(dollars in thousands)	For The Years Ended December 31, 2011	2010
Revenues		
Commission and concession income	$ 80,194	$ 69,941
Total revenues	80,194	69,941
Expenses		
Marketing and distribution expenses	79,534	69,292
Membership, registration, and licensing fees	558	517
Interest	1	2
Professional and other	101	133
Total expenses	80,194	69,944
Income (loss) before income taxes	-	(3)
Income tax (benefit) expense		
Current	83	14
Deferred	(17)	2
Income tax (benefit) expense	66	16
Net loss	$ (66)	$ (19)

See accompanying notes.

DIVERSIFIED INVESTORS SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

(dollars in thousands)	For The Years Ended December 31, 2011		2010	
Common Stock	**$**	**1**	$	1
Additional Paid-in Capital				
Balance at beginning of year	**$**	**6,794**	$	6,394
Capital contribution from parent		**600**		400
Balance at end of year	**$**	**7,394**	$	6,794
Retained Deficit				
Balance at beginning of year	**$**	**(3,461)**	$	(3,442)
Net loss		**(66)**		(19)
Balance at end of year	**$**	**(3,527)**	$	(3,461)
Total Stockholder's Equity	**$**	**3,868**	$	3,334

See accompanying notes.

DIVERSIFIED INVESTORS SECURITIES CORP.
STATEMENTS OF CASH FLOWS

(dollars in thousands)	For The Years Ended December 31, 2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ **(66)**	$ (19)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in:		
Commissions and concessions receivable	**(3,913)**	(3,539)
Commissions receivable from affiliate	**170**	171
Recoverable from parent under tax allocation agreement	**42**	(5)
Due to affiliates, net	**(55)**	3,165
Deferred income taxes, net	**(17)**	1
Marketing and distribution expense payable	**3,551**	222
Other liabilities	**(7)**	16
Prepaid expenses and other assets	**(5)**	(34)
Net cash used in operating activities	**(300)**	(22)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution from parent	**600**	400
Net cash provided by financing activities	**600**	400
Net increase in cash	**300**	378
Cash, beginning of year	**3,074**	2,696
Cash, end of year	$ **3,374**	$ 3,074
Supplemental cash flow information		
Net cash paid during the year for income taxes	$ **41**	$ 22
Net cash paid during the year for interest	$ **1**	$ 2

See accompanying notes.

DIVERSIFIED INVESTORS SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1. Summary of Significant Accounting Policies

Diversified Investors Securities Corp. (the "Company") is a wholly owned subsidiary of Diversified Retirement Corporation (formerly known as Diversified Investment Advisors, Inc.) ("Diversified" or the "Parent"), an indirect wholly owned subsidiary of AEGON USA, LLC ("AUSA"). AUSA is a wholly owned subsidiary of AEGON N.V., a public limited liability share company organized under Dutch law. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers shares of mutual funds and variable annuity contracts to Diversified's retirement plan customers.

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2010 financial statements to conform to the 2011 presentation.

Cash

Cash includes cash on hand and on deposit. Cash is primarily valued at amortized cost, which approximates fair value.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Commission and Concession Income

The Company enters into distribution and service agreements with various mutual fund groups whereby it may receive 12b-1 or other shareholder servicing fees for the placement and retention of assets in such mutual funds. Commission and concession income earned along with the related marketing and distribution expenses are recorded on the trade date (the date the orders are executed).

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued (February 24, 2012), provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

2. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with its Parent and affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to the Parent. The Company did not receive such contributions from the Parent in 2011 or 2010. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax expense (benefit) consists of the following for the years ended December 31, 2011 and 2010:

	2011		2010	
Federal	$	(36)	$	(10)
State		102		26
Total income tax expense (benefit)	$	66	$	16

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

State income tax expense differs from the amount computed by applying the state income tax effective rate to income before income taxes due to nondeductible expenses and changes in estimated state tax rates between years. In addition, state taxes for some states are based on gross receipts instead of pre-tax income.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. At December 31, 2011 and 2010, the deferred income tax asset (liability) was $15 and ($1), respectively.

At December 31, 2011 and 2010, there was no valuation allowance for deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on generation of further taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of Accounting Standards Codification ("ASC") 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2011 or 2010. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2011 or 2010.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The IRS audits are final for tax years prior to 2005.

3. Related Party Transactions

The Company has an agreement to receive 12b-1 fees with a mutual fund group, comprised of Transamerica Partners Funds and Transamerica Funds, that is advised by Transamerica Asset Management, Inc. and distributed by Transamerica Capital, Inc., both affiliates. The amount received related to the Transamerica Partners Funds was $9,939 and $11,793 for the years ended December 31, 2011 and 2010, respectively. The amount received related to the Transamerica Funds was $1,041 and $1,025 for the years ended December 31, 2011 and 2010, respectively.

The Company has an agreement with Diversified to periodically pay the amount equal to 12b-1 fees and service fees earned, less the Company's direct expenses, as reimbursement for certain marketing and distribution expenses paid by Diversified on behalf of the Company. The Company incurred $52,686 and $47,912 in expense related to the agreement for the years ended December 31, 2011 and 2010, respectively.

In accordance with a services agreement, Transamerica Retirement Services Corp., an affiliated retirement plan recordkeeper ("TRSCo"), may reimburse the Company for certain payments in respect of the TRSCo retirement plan products. Aggregate net reimbursements for commissions and concessions from TRSCo for the years ended December 31, 2011 and 2010 were $389 and $341, respectively.

The Company records marketing and distribution expense with a corresponding offset to commission and concession revenue, for commissions paid and received on its behalf by Diversified and an affiliate, Transamerica Financial Life Insurance Company. The Company incurred revenue and the corresponding expense related to this agreement of $25,518 and $20,838 for the years ended December 31, 2011 and 2010, respectively.

The Company is party to a cost-sharing agreement between AUSA companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of AUSA and represents an allocation of shared expenses among several affiliates. The Company's portion of these shared expenses, which approximates the cost to the affiliates, was $20 for both the years ended December 31, 2011 and 2010. Charges attributable to this agreement are included in professional and other expenses.

4. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2011, the Company had net capital of $3,321, which was $2,323 in excess of its required net capital of $998. The Company's ratio of aggregate indebtedness to net capital was 4.51 to 1 in 2011. Various other regulatory agencies may impose additional requirements.

5. Commitments and Contingencies

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on its financial position, results of operations or cash flows of the Company.

Supplemental Information

DIVERSIFIED INVESTORS SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
December 31, 2011
(Dollars in Thousands)

Computation of net capital				
Total stockholder's equity			$	3,868
Nonallowable assets and deductions:				
Commissions receivable	$	254		
Other assets		293		
Total nonallowable assets and deductions				547
Net capital			$	3,321
Computation of alternative net capital requirement				
Aggregate indebtedness	$	14,968		
Minimum net capital requirement (greater of $5 or 6 2/3% of aggregate indebtedness			$	998
Excess net capital			$	2,323
Ratio of aggregate indebtedness to net capital				451%

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

DIVERSIFIED INVESTORS SECURITIES CORP.
STATEMENT REGARDING SEC RULE 15c3-3
December 31, 2011

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(1) of that Rule.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Diversified Investors Securities Corp.
Years Ended December 31, 2011 and 2010
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

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FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Diversified Investors Securities Corp.
Years Ended December 31, 2011 and 2010
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

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